                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            IPC COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    44980K206
                                 (CUSIP NUMBER)

                              JAMES C. GORTON, ESQ.
                              GLOBAL CROSSING LTD.
                          WESSEX HOUSE, 45 REID STREET
                             HAMILTON HM12, BERMUDA
                                 (441) 296-8600

                                 WITH A COPY TO:

                             D. RHETT BRANDON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                FEBRUARY 22, 2000

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX.

CUSIP NO. 44980K206                                              PAGE 2 OF PAGES


    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Global Crossing Ltd.
                    I.R.S. Employer Identification No.  98-0189783

--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)
                                                                      (b)
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      SOURCE OF FUNDS

           Not applicable.  See Item 3.

--------------------------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Bermuda

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                           7     SOLE VOTING POWER
      NUMBER OF                  0
        SHARES             -----------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                    5,936,188
      REPORTING
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH                    0

                          10     SHARED DISPOSITIVE POWER
                                 5,936,188

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,936,188

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.3% (based on 8,823,151 shares outstanding)

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
           CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

                  This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "IPC Common Stock"), of IPC Communications, Inc., a Delaware corporation ("IPC"). The address of the principal executive office of IPC is Wall Street Plaza, 88 Pine Street, New York, NY 10005.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed by Global Crossing Ltd., a Bermuda corporation ("Global Crossing" or the "Reporting Person"). The address of the principal executive office of Global Crossing is Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Global Crossing is building and offering services over the world's first global fiber optic network with 97,200 announced route miles, serving five continents, 24 countries and more than 200 major cities. The Global Crossing Network and its telecommunications and Internet product offerings will be available to over 80% of the world's international communications traffic. Global Crossing's subsidiary, GlobalCenter Inc., is a leading Internet Commerce Services Provider and provides customers with the Internet infrastructure necessary to manage complex online enterprises on a global basis.

                  (a),(b),(c),(f) To the best of Global Crossing's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Global Crossing, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in
Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  Pacific Capital Group, Inc. ("PCG") is a California corporation with principal executive offices located at 360 N. Crescent Drive, Beverly Hills, California 90210. PCG is a leading principal equity investor and merchant banking firm. PCG provides capital to global companies in the telecommunications, technology, internet, media, real estate, and healthcare sectors. PCG was the founder of Global Crossing.

                  Canadian Imperial Bank of Commerce ("CIBC") is a bank organized under the Bank Act of Canada with principal executive offices located at Commerce Court, Toronto, Canada M5L 1A2.

                  (d), (e) During the last five years, neither Global Crossing nor, to the best of Global Crossing's knowledge, (i) any of the executive officers or directors of Global Crossing, (ii) PCG or (iii) CIBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 22, 2000, Global Crossing entered into an Agreement and Plan of Merger, dated as of February 22, 2000 (the "Merger Agreement") with Georgia Merger Sub Corporation ("GC Merger Sub"),

IPC, IPC Information Systems, Inc. ("IPC Systems"), Idaho Merger Sub Corporation ("IPC Merger Sub") and IXnet, Inc. ("IXnet"), which sets forth the terms and conditions by which Global Crossing will acquire by merger the entire equity interest in each of IPC and IXnet. Pursuant to the Merger Agreement, (i) IPC will merge with and into IPC Systems (the "Intercompany Merger"), with IPC Systems as the surviving corporation, (ii) immediately thereafter, GC Merger Sub, a newly organized wholly owned subsidiary of Global Crossing, will merge with and into IPC Systems (the "IPC Systems Merger"), with IPC Systems surviving as a wholly owned subsidiary of Global Crossing, and (iii) immediately thereafter, IPC Merger Sub, a newly organized wholly owned subsidiary of IPC Systems will merge with and into IXnet (the "IXnet Merger", and together with the Intercompany Merger and the IPC Systems Merger, the "Mergers"), with IXnet surviving as a wholly owned indirect subsidiary of Global Crossing. A copy of the Merger Agreement is included as Exhibit 2.1 to this Schedule 13D.

                  Pursuant to the Merger Agreement, each share of IPC Common Stock issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive 5.417 shares of common stock, par value $0.01 per share, of Global Crossing ("Global Common Stock") and each share of common stock, par value $0.01 per share of IXnet ("IXnet Common Stock") issued and outstanding, subject to certain exceptions described in the Merger Agreement, will be converted into the right to receive
1.184 shares of Global Common Stock.

                  Concurrently with the execution of the Merger Agreement, Global Crossing and certain stockholders of IPC who collectively own approximately 67.3% of the outstanding IPC Common Stock (the "Stockholders"), entered into a Consent and Voting Agreement (the "Consent and Voting Agreement") pursuant to which such Stockholders have taken action by written consent as Stockholders of IPC to adopt the Merger Agreement. A copy of the Consent and Voting Agreement is included as Exhibit 10.1 to this Schedule 13D. Pursuant to the Merger Agreement, IPC Systems, the record holder of approximately 84% of the outstanding common stock of IXnet took action by written consent as a stockholder of IXnet to adopt the Merger Agreement. Therefore, no further vote with respect to the Mergers by the stockholders of IPC or IXnet is required or will be taken.

                  Beneficial ownership of the shares of IPC Common Stock which are the subject of this Schedule 13D may be deemed to have been acquired by Global Crossing through the execution of the Consent and Voting Agreement, which imposes certain obligations and restrictions on the voting and disposition of the shares of IPC Common Stock held by the Stockholders (the "Shares"). Global Crossing has not paid to the Stockholders any funds in connection with the execution and delivery of the Consent and Voting Agreement. The Consent and Voting Agreement was entered into to induce Global Crossing to enter into, and in consideration for its entering into, the Merger Agreement.

                  References to, and descriptions of, the Merger Agreement and the Consent and Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Consent and Voting Agreement included as Exhibits to this Schedule 13D, and incorporated in this Item 3 in their entirety where such references and descriptions appear. Capitalized terms used in Item 3 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

                  The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

                  Upon consummation of the Intercompany Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and Bylaws of IPC Systems will be the Certificate of Incorporation and Bylaws of the surviving corporation of the Intercompany Merger, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 25,000,000, each having a par value of one cent ($0.01).", (b) the officers and directors of IPC shall be the officers and directors of the surviving corporation of the Intercompany Merger, and (c) each share of IPC Common Stock (as defined in the Merger Agreement) issued and outstanding shall be converted into one share of common stock, par value $0.01, of IPC Systems ("IPC Systems Common Stock").

                  Upon consummation of the IPC Systems Merger as contemplated by the Merger Agreement (a) the Certificate of Incorporation and Bylaws of IPC Systems will be the Certificate of Incorporation and Bylaws of the surviving corporation of the IPC Systems Merger, except that Article Four of the Certificate of Incorporation shall be amended to read in its entirety as follows: "The total number of shares of stock which the Corporation shall have the authority to issue is 1,000, each having a par value of one cent ($0.01).",
(b) the officers and directors of GC Merger Sub shall be the officers and directors of the surviving corporation of the IPC Systems Merger and (c) each share of IPC Systems Common Stock issued and outstanding, subject to certain exceptions described in the Merger Agreement, shall be converted into the right to receive 5.417 shares of Global Common Stock.

                  It is also expected that the shares of IPC Common Stock will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

                  Pursuant to the Consent and Voting Agreement, the Stockholders severally executed irrevocable written consents in lieu of a meeting of the stockholders of IPC to adopt the Merger Agreement. In addition, the Stockholders agreed, that during the term of the Consent and Voting Agreement, (a) if requested by Global Crossing, they would vote their Shares (or execute written consents) at any meeting of IPC's stockholders, however called, or in any case where consents are sought, (i) in favor of the Mergers and the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach of the Merger Agreement and (iii) unless otherwise consented to by Global Crossing, against any extraordinary corporate transaction other than those contemplated by the Merger Agreement, (b) not to directly or indirectly solicit, initiate, facilitate or encourage any inquiries or proposals that constitute or would reasonably be expected to lead to an Acquisition Proposal (as defined in the Merger Agreement) or Transfer (defined below) of the Shares, (c) not to participate or engage in negotiations or discussions concerning or provide any non-public information to any person relating to or otherwise facilitate any effort or attempt to make or implement any Acquisition Proposal or any Transfer of the Shares and (d) not, directly or indirectly, except pursuant to the terms of the Merger Agreement and the Consent and Voting Agreement, to offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) the Shares (any of the foregoing, a "Transfer"), or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing agreement) with respect to or consent to a Transfer.

                  In furtherance of the foregoing agreements to vote, such Stockholders severally granted to Global Crossing irrevocable proxies, and appointed certain officers of Global Crossing as their attorneys-in-fact, to vote their shares of IPC Common Stock in favor of adopting the Merger Agreement and otherwise in accordance with the Consent and Voting Agreement.

                  By virtue of the Consent and Voting Agreement, Global Crossing may be deemed to share with the Stockholders the power to vote and to dispose of shares of IPC Common Stock subject to the Consent and Voting Agreement. However, Global Crossing expressly disclaims any beneficial ownership of the shares of IPC Common Stock subject to the Consent and Voting Agreement.

                  Except as set forth above, Global Crossing currently has no other plans or intentions that relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

                  References to, and descriptions of, the Merger Agreement and the Consent and Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Consent and Voting Agreement included as Exhibits to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF IPC.

                  The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

                  (a) As of February 22, 2000, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as a result of the provisions set forth in the Consent and Voting Agreement and summarized in Item 4, Global Crossing may be deemed to have acquired beneficial ownership of 5,936,188 shares of IPC Common Stock, constituting approximately 67.3% of the outstanding shares of IPC Common Stock.

                  (b) Global Crossing does not have sole power to vote or to direct the vote, or sole power to dispose or to direct the disposition of, any shares of IPC Common Stock. Global Crossing has shared power to vote and to direct the vote, and shared power to dispose or direct the disposition of, the 5,936,188 shares referred to in subparagraph (a) as a result of the arrangements set forth in the Consent and Voting Agreement and summarized in
Item 4.

                  The name of each Stockholder and the number of outstanding shares of IPC Common Stock held by each Stockholder and subject to the Consent and Voting Agreement are set forth on the signature pages thereto and are incorporated herein by reference. The information required by Item 2 with respect to the named Stockholders is set forth in the documents and reports publicly filed by IPC with the Securities and Exchange Commission and such information is hereby incorporated by reference herein. No other information relating to such Stockholders was made available to Global Crossing.

            During the last five years, to the knowledge of Global Crossing, none of the Stockholders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgment, a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (c) Except as set forth in this Item 5, to the best knowledge of Global Crossing, none of the persons described in Item 2 hereof has effected any transaction during the past 60 days in any shares of IPC Common Stock.

                  (d) Except as set forth in this Schedule 13D, Global Crossing does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of IPC Common Stock beneficially owned by Global Crossing.

                  References to, and descriptions of, the Merger Agreement and Consent and Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Consent and Voting Agreement included as Exhibits to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF IPC.

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

                  Copies of the Merger Agreement and the Consent and Voting Agreement are included as Exhibits to this Schedule 13D. To the best of Global Crossing's knowledge, except as described in this Schedule 13D, (a) there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IPC, including but not limited to, transfer or voting of any of the securities of IPC, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, and (b) none of the shares of IPC Common Stock are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the shares of IPC Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibits:

         2.1 Agreement and Plan of Merger, dated as of February 22, 2000, among Global Crossing Ltd., Georgia Merger Sub Corporation, IPC Communications, Inc., IPC Information Systems, Inc., Idaho Merger Sub Corporation and IXnet, Inc.

         10.1 Consent and Voting Agreement, dated as of February 22, 2000, among Global Crossing Ltd., Cable Systems Holding, LLC and certain stockholders of IPC Communications, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

March 3, 2000

                                   Global Crossing Ltd.


                                   By:  /s/ Dan J. Cohrs
                                       ------------------------------
                                       Name: Dan J. Cohrs
                                       Title: Senior Vice President &
                                              Chief Financial Officer

                                                   EXHIBIT INDEX


Exhibit
Number          Description

2.1 Agreement and Plan of Merger, dated as of February 22, 2000, among Global Crossing Ltd., Georgia Merger Sub Corporation, IPC Communications, Inc., IPC Information Systems, Inc., Idaho Merger Sub Corporation and IXnet, Inc.

10.1 Consent and Voting Agreement, dated as of February 22, 2000, among Global Crossing Ltd., Cable Systems Holding, LLC and certain stockholders of IPC Communications, Inc.

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF GLOBAL CROSSING LTD.

                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Global Crossing. Except as indicated below, each person is a U.S. citizen.


                                                  Present Principal Occupation,
         Name and Title                         Business Address and Citizenship
         --------------                         --------------------------------
Gary Winnick, Founder and Chairman, Director,             Wessex House
             Global Crossing Ltd.                         45 Reid Street
                                                          Hamilton HM12, Bermuda

Lodwrick M. Cook, Co-Chairman, Director,                  Wessex House
            Global Crossing Ltd.                          45 Reid Street
                                                          Hamilton HM12, Bermuda

Leo Hindery, Chief Executive Officer,                     Wessex House
      Director, Global Crossing Ltd; Chief                45 Reid Street
      Executive Officer, GlobalCenter, Inc.               Hamilton HM12, Bermuda

Abbott L. Brown, Senior Vice President,                   Wessex House
      Director, Global Crossing Ltd.                      45 Reid Street
                                                          Hamilton HM12, Bermuda

Thomas J. Casey, Vice Chairman, Director,                 Wessex House
         Global Crossing Ltd.                             45 Reid Street
                                                          Hamilton HM12, Bermuda

Joseph P. Clayton, President, Global Crossing             Wessex House
          North America; Director,                        45 Reid Street
          Global Crossing Ltd.                            Hamilton HM12, Bermuda

Bob Annunziata, Director, Global Crossing Ltd.            Wessex House
                                                          45 Reid Street
                                                          Hamilton HM12, Bermuda

David L. Lee, President, Chief Operating                  Wessex House
Officer, Director, Global Crossing Ltd.                   45 Reid Street
                                                          Hamilton HM12, Bermuda

Barry Porter, Senior Vice President, Director,            Wessex House
           Global Crossing Ltd.                           45 Reid Street

                                                    Hamilton HM12, Bermuda

Jack M. Scanlon, Vice Chairman, Asia Global         Wessex House
   Crossing; Director, Global Crossing Ltd.         45 Reid Street
                                                    Hamilton HM12, Bermuda

Jay R. Bloom, Managing Director, CIBC Wood          425 Lexington Avenue
   Gundy; Director, Global Crossing Ltd.            New York, NY  10017

William E. Conway, Jr., Managing Director, The      1001 Pennsylvania Avenue, NW
       Carlysle Group; Director, Global             Washington, DC  20004-2505
                Crossing Ltd.

Eric Hippeau, Chairman and Chief Executive          28 East 28th Street
   Officer, Ziff-Davis, Inc.; Director,             15th Floor
          Global Crossing Ltd.                      New York, NY  10016

Dean C. Kehler, Managing Director, CIBC             425 Lexington Avenue
 World Markets Corp.; Director, Global              3rd Floor
             Crossing Ltd.                          New York, NY  10017

Geoffrey J.W. Kent, Chairman and Chief              9301 North A1A, Suite 1
  Executive Officer, Abercrombie and                Vero Beach, FL  32963
 Kent; Director, Global Crossing Ltd.

Douglas H. McCorkindale, Vice Chairman and          1100 Wilson Boulevard
  President, Gannett Co., Inc.; Director,           Arlington, VA  22234
          Global Crossing Ltd.

James F. McDonald, President and Chief              1 Technology Parkway South
Executive Officer, Scientific-Atlanta,              Norcross, GA  30092
 Inc.; Director, Global Crossing Ltd.

Bruce Raben, Managing Director, CIBC World          1999 Avenue of the Stars
      Markets Corp.; Director, Global               Suite 2340
             Crossing Ltd.                          Los Angeles, CA 90067

Michael R. Steed, Managing Director, Pacific        1201 Pennsylvania Avenue, NW
   Capital Group, Inc.; Director, Global            Suite 300
             Crossing Ltd.                          Washington, DC  20004

Canning Fok, Group Managing Director,               22nd Floor
  Hutchison Whampoa Ltd.; Director,                 Hutchison House
         Global Crossing Ltd.                       10 Harcourt Road
                                                    Hong Kong
                                                    Citizenship: U.K.

Dan J. Cohrs, Senior Vice President, Chief          Wessex House
  Financial Officer, Global Crossing Ltd.           45 Reid Street
                                                    Hamilton HM12, Bermuda

John Comparin, Senior Vice President, Human                         Wessex House
      Resources, Global Crossing Ltd.                               45 Reid Street
                                                                    Hamilton HM12, Bermuda

James C. Gorton, Senior Vice President, General                     Wessex House
        Counsel, Global Crossing Ltd.                               45 Reid Street
                                                                    Hamilton HM12, Bermuda

Ed Mulligan, Senior Vice President, Network                         Wessex House
     Operations, Global Crossing Ltd.                               45 Reid Street
                                                                    Hamilton HM12, Bermuda

John Scarpati, Chief Administrative Officer,                        Wessex House
          Global Crossing Ltd.                                      45 Reid Street
                                                                    Hamilton HM12, Bermuda

Robert B. Sheh, Executive Vice President,                           Wessex House
   Construction & Operations, Global                                45 Reid Street
            Crossing Ltd.                                           Hamilton HM12, Bermuda